Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT ANNOUNCES RESULTS FROM A PRELIMINARY ECONOMIC
ASSESSMENT FOR WASAMAC AND APPROVES $15 MILLION
ADVANCED EXPLORATION BUDGET

MONTREAL, Quebec, Canada, March 28, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce the results of an independent Regulation 43-101 (“R 43-101”) Preliminary Economic Assessment(A) (“PEA” or the “Report”) for the Wasamac Gold Project (the “Property”) located in Rouyn-Noranda, Quebec. The Report reinforces the Corporation’s view that there is a potential to establish an underground bulk-mining operation on the Property. The PEA was coordinated by Richmont, and the technical report will be completed by Roscoe Postle Associates Inc. (“RPA”) and filed on SEDAR (www.sedar.com) within 45 days of this press release. All dollars are presented in Canadian currency unless otherwise noted.

PEA Highlights:

  Base case parameters: Gold price per ounce of US$1,300 or CAN$1,350 using a CAN$ - US$ exchange rate of 1.04 (36-month trailing averages);

  Potential mine life: 14 years

  Throughput: 6,000 tonnes per day (“tpd”)

  Average annual production: 140,000 ounces of gold (“Au ounces”)

  Total life of mine recovered production: 1.75 M ounces of gold

  Average life of mine cash cost: US$688 per ounce

  Average operating costs of $46.15 per tonne.

Economic Analysis
A gold price of $1,350 per ounce was used in the PEA as a base case scenario, which is the 36-month trailing average. Table 1 below details the economics of the project using varying gold prices and discount rates.

	TABLE 1: PROJECT SENSITIVITY ANALYSIS(1)
Gold Price (CAN$/ounce)	Cash Flow (CAN$ millions)			IRR (%)	Payback (Years)
	Undiscounted	5% NPV	8% NPV
1,200	108	(104)	(164)	2	11
1,350 (base case)	405	71	(32)	7	8
1,500	669	222	78	10	7
1,650	932	372	189	14	6
1,800	1,196	523	299	16	5
(1)

Please note that as Mineral Resources (of the Measured, Indicated and Inferred categories) do not have economic viability and are geologically considered to be too speculative to have economic considerations applied to them, this PEA is entirely preliminary in nature.

(A)

A Preliminary Economic Assessment or PEA should not be considered to be a Feasibility Study or Pre-Feasibility Study, as the economic and technical viability of the Wasamac Gold Project has not been demonstrated at this time. A PEA is preliminary in nature and includes inferred mineral resources that are considered too geologically speculative at this time to have the economic considerations applied to them to be categorized as mineral reserves. Furthermore, there is no certainty that the details outlined in the PEA will be realized.

RICHMONT ANNOUNCES RESULTS FROM A PRELIMINARY ECONOMIC ASSESSMENT FOR WASAMAC AND APPROVES $15 MILLION
ADVANCED EXPLORATION BUDGET
March 28, 2012
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Martin Rivard, President and CEO, commented: “We are pleased to have completed the PEA for Wasamac, as it reinforces our belief that this Property has future potential for Richmont and its shareholders. In particular, this asset could potentially add 140,000 ounces of annual gold production to Richmont’s asset base in the form of a fully-mechanized, underground operation with a 14 year mine life. We have completed over 90,000 metres of drilling on the Wasamac project since the beginning of 2010, and have invested in excess of $1 million on independently-conducted studies for the PEA. This study has outlined several areas in which the project economics may be improved, and as a result Richmont has decided to conduct further surface and underground exploration work and technical studies on the Property over the rest of 2012, for a total additional investment of approximately $15 million.”

Wasamac Mineral Resource
This PEA is based on R 43-101 compliant mineral resource estimates of 556,385 Au ounces of Measured and Indicated resources and 2,130,532 Au ounces of Inferred resources, detailed in the technical report filed on SEDAR (www.sedar.com) on January 27, 2012, and does not include any drilling results obtained in 2012.

TABLE 2: WASAMAC RESOURCE ESTIMATES(1)
Resource Category	Tonnes	Grade	Ounces
	(metric)	(Au g/t)	Contained
Measured Resources	1,923,218	2.87	177,485
Indicated Resource	4,839,237	2.44	378,900
Total Measured & Indicated Resources	6,762,455	2.56	556,385
Inferred Resources	25,686,159	2.58	2,130,532
(1)	As of Dec. 2011, and established using a gold price of US$1,200, a minimum width of 4.0 metres, and a bulk density of 2.8 t/m3.

Mine Plan
The PEA was based on a 6,000 tpd underground bulk-mining operation, with the gold resource estimate established using a 1.5 g/t Au cut-off grade. The main mining method selected is mechanized primary/secondary long hole stopes, and will include backfilling. All primary and longitudinal stopes are planned to be filled with cemented hydraulic backfill and the secondary stopes with un-cemented backfill and waste rock. The average thickness of the mineralized zones varies from 9 metres in Zone 3 to an average of 20 metres in the Main Zone, and the vertical height between the sub-levels of the mine has been established at 30 meters. The PEA assumes an unvarying average diluted grade of 2.24 g/t Au over the mine life. A 15% mining dilution rate at a grade of 0.20 g/t Au was used to establish the diluted grade (including backfill dilution of 0 g/t Au).

The PEA study did not incorporate the resources identified in the Crown Pillar (between surface and -100 metres). Also excluded from the preliminary Mine Plan were those resources in the footwall and the hanging wall of the previously mined portion of the Main Zone, as more technical work is required to evaluate the mining approach.

TABLE 3: SUMMARY OF WASAMAC POTENTIALLY
MINEABLE PORTION OF RESOURCE ESTIMATE
Tonnes	Diluted Grade	Ounces	Mill Recovery Rate	Ounces
(metric)	(Au g/t)	Contained	(%)	Recovered
27,069,332	2.24	1,948,600	90.2%	1,757,636

RICHMONT ANNOUNCES RESULTS FROM A PRELIMINARY ECONOMIC ASSESSMENT FOR WASAMAC AND APPROVES $15 MILLION
ADVANCED EXPLORATION BUDGET
March 28, 2012
Page 3 of 7

Capital Costs
It is estimated that net pre-production capital costs of $503 M, comprised of $364.8 M of direct costs and an additional $138.2 M of indirect and contingency costs, would be required to develop the infrastructure for a 6,000 tpd underground bulk-mining operation, the details of which are outlined below. Furthermore, the sustaining capital, mine closure and reclamation costs required over the 14 year estimated mine life of the operation are estimated at approximately $177.5 M.

The preliminary design of the Wasamac underground mine includes a 6 metre diameter concrete shaft, two main service ramps to access the Main Zone and zones 1, 2 and 3, two underground crushing stations and two fully automated loading pockets. The underground mobile equipment fleet will include 8 and 11 cubic yard underground loaders and 50 tonne trucks for higher rock handling performance. In addition, approximately 3 kilometers of underground conveyors will be installed within dedicated ramps so that rock can be transferred from the mining areas to the crushing stations and to the shaft loading stations.

TABLE 4: SUMMARY OF PRE-PRODUCTION,
SUSTAINING CAPITAL AND CLOSURE COST REQUIREMENTS
Description of Cost Area	Capital Costs
(CAN$ millions)
Surface Infrastructure	78.1
Shaft	38.2
Mining	125.1
Processing	108.9
Tailings	14.5
Indirect Costs	34.7
Engineering, Procurement, Construction & Management (“EPCM”)	63.1
Contingency Costs (Average of 15%, with items varying from 10% - 30%)	71.2
Total	533.8
Pre-Production Revenue	(30.8)
Total Pre-Production Capital Requirements	503.0
Sustaining Capital, Closure and Reclamation	177.5
Total Life of Mine Capital Requirements (Net of Pre-Production Revenue)	680.5

Surface Infrastructure and Milling Facility
It is foreseen in the PEA that all surface and milling facilities will be located on Richmont-owned surface property. The PEA has evaluated several potential sites for the location of the tailings pond within 15 km of the site. More work is planned in 2012 to further evaluate options.

The planned mine surface infrastructure includes three hoists: one 14 ft to 16 ft double drum for production, one 10 ft to 12 ft single drum service hoist, and one 6 ft to 8 ft single drum hoist for auxiliary/emergency use. However, the skips will unload into underground bins and the material will then be conveyed to the surface via a dedicated ramp and stored in surface bins. Other planned infrastructure includes a compressor room, fresh air intake and heating (with main fans located underground), garage, shops, warehouse, electrical transformers, natural gas line, ore & waste bins, and other required surface installations.

The processing method used in the current PEA is a conventional Carbon-In-Pulp (“CIP”) process. Predicted gold recovery rates based on the recent laboratory test program were 90.2%. The flotation-cyanidation process was also evaluated, and while this method has the potential to provide a higher gold recovery rate, it would require higher capital and operating costs. More technical work is planned to optimize the design of the processing plant for the Wasamac project.

RICHMONT ANNOUNCES RESULTS FROM A PRELIMINARY ECONOMIC ASSESSMENT FOR WASAMAC AND APPROVES $15 MILLION
ADVANCED EXPLORATION BUDGET
March 28, 2012
Page 4 of 7

Rock will be crushed underground, hoisted to surface, and then transferred to bins on surface prior to being ground to a final size of 40 µm via one 28 ft x 10 ft SAG mill (5,000 hp) and two 15 ft x 29 ft ball mills (3,800 hp) in series. The leaching circuit, consisting of 6 agitator tanks, is designed to provide a total retention time of 48 hours, and a cyanide destruction system will be included in the process. Approximately 35% of the tailings produced by the process plant will be used for hydraulic backfill underground, while the remainder of the tailings will be pumped to the tailings pond.

Operating Costs
The PEA includes over 40,000 metres of lateral development during the life of the mine that will be included in operating costs. This development will encompass 22,600 metres in mineralized zones, and an additional 18,200 metres required to access stopes.

The average mining cost of $29.36 per tonne includes development (approximately $3 per tonne), all costs associated with the planned stopes (approximately $8 per tonne), as well as all required mine services such as mechanical, electrical, rock handling and energy (natural gas and electricity) (approximately $18 per tonne).

The average milling costs of $11.73 per tonne includes all processing and tailings deposition activities. The average general and administrative costs of $5.06 per tonne include human resource, engineering, geology, environmental, construction, and administrative expenses. It is estimated in the PEA that the Wasamac project will require a total manpower of approximately 360 workers.

TABLE 5: SUMMARY OF OPERATING COSTS
Parameter	Cost
(CAN$ per tonne milled)
Average Mining Cost	29.36
Average Milling Cost	11.73
General & Administrative Costs	5.06
Total Operating Costs	46.15

Closure Plan and Rehabilitation Costs
Richmont will carry out rehabilitation efforts that ensure that the long-term state of the site is in accordance with Quebec’s closure plan approval process. In particular, closure measures will return the site to natural land use status that will not require long-term care and maintenance.

Approximately $3 million of closure costs reflecting the expenses associated with the rehabilitation and re-vegetation of the tailings facilities were estimated in the PEA. It is worth noting that laboratory results from standard tests have shown that all Wasamac material (mineralized or not) are non acid-generating and non-leachable when exposed to surface conditions. It is assumed in the PEA that the residual value of the mill and mine equipment will be sufficient to cover forecasted mine site closure expenses.

Environmental and Social
Richmont is committed to sustainable development, and as such would carry out any advancement of this project within a framework that takes into account long-term environmental, social and economic factors.

Communication with local residents, the town of Rouyn-Noranda, Quebec, and governmental authorities is ongoing. The Corporation has initiated baseline environmental studies including those for noise levels, water quality, soil characteristics, and flora & fauna. Mine and tailings infrastructures would be designed to minimize the environmental and social impacts. More specifically, most of the infrastructure (mill, service buildings, and tailings facilities) would be planned on remote sites that are away from the shaft location.

RICHMONT ANNOUNCES RESULTS FROM A PRELIMINARY ECONOMIC ASSESSMENT FOR WASAMAC AND APPROVES $15 MILLION
ADVANCED EXPLORATION BUDGET
March 28, 2012
Page 5 of 7

Project Upside Opportunities and Risks

Potential for future Silver (“Ag”) revenue:

  Metallurgical testing has recently identified silver associated with gold mineralization in Zones 1, 2 and 3, recoverable using the actual mill design at a rate of 74.6%. Since the start of the 2012 drilling program, Richmont has been systematically assaying for silver content in all drill cores. To date, results from this drilling have delivered results of between 1 g/t and 6 g/t Ag. Richmont has initiated a complete review of existing available pulp samples which will be re-assayed for silver content in order to establish a representative grade.

Mill optimization/cost reduction possibilities:

  Potential expansion and/or further optimization of the CIP mill process to increase the gold recovery rate;

  Alternative possibility to optimize milling process: preliminary metallurgical tests have indicated that a more expensive flotation-cyanidation process could achieve a 92.9% gold recovery compared to the 90.2% CIP gold recovery rates used for the PEA. More test work is recommended to verify whether this process is more cost effective than the flow sheet that will be presented in the PEA report.

Mine plan and existing resource optimization:

  Potential to shorten the ramp up time of production and to readjust the mining plan so that higher grade areas are mined earlier;

  Define appropriate mining approach to incorporate R 43-101 compliant resources that have not been included within the scope of the current PEA;

  Potential to increase resource base of the Property through ongoing exploration.

Possible risks:

  Future metal prices and exchange rates;

  Other general technical risks associated with bulk underground mining operations;

  Availability of financing.

Permitting:

  Obtaining required permits from the appropriate authorities.

Next Steps
Richmont plans to complete the following next steps:

  Continue to advance all technical studies (metallurgical, geotechnical, geomechanical etc.);

  Pursue cost improvement opportunities as discussed above;Initiate more detailed engineering plans;

  Continue the ongoing definition drilling program;

  Apply for permits to initiate the development of an exploration ramp in 2012;

  Maintain ongoing community relations program;

  Complete baseline environmental studies.

In order to advance these initiatives, the Corporation’s Board of Directors has approved a $15 million budget.

RICHMONT ANNOUNCES RESULTS FROM A PRELIMINARY ECONOMIC ASSESSMENT FOR WASAMAC AND APPROVES $15 MILLION
ADVANCED EXPLORATION BUDGET
March 28, 2012
Page 6 of 7

  Additional details about the Wasamac Property
  The 7.58 km2 (757.65 hectare) Wasamac property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district and is less than 10 km east of the Francoeur Mine. The past-producing Wasamac Mine produced a total of 1.9 million metric tonnes at an average grade of 4.16 g/t Au between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

  Gold mineralization on the Wasamac property was originally discovered through surface trenching work in 1936. A considerable amount of exploration and development work has been carried out on the property since this discovery, and has resulted in the discovery of several ore bodies. The Wasa Shear, host of the Wasamac mineralization, runs through the center of the property, with an east-west trend (260 degrees) and a northern dip between 50–55 degrees. The mineralization is closely associated with pyrite dissemination and alteration of the volcanic rocks within the shear zone. Five known gold bearing zones are located within this north dipping Shear, namely the Main Zone, Zone 1, Zone 2, Zone 3 and the MacWin Zone. Another zone of interest, the Wildcat Zone, is located approximately 300 m south of the Main Zone, within a south dipping structure sub-parallel to the Wasa Shear.

  As of December 31, 2011, the Wasamac property had estimated Measured and Indicated Resources of 6,762,455 tonnes grading 2.56 g/t Au for 556,385 ounces of gold, and Inferred Resources of 25,686,159 tonnes grading 2.58 g/t Au for 2,130,532 ounces of gold.

  Globex Option
  Richmont currently has an option on 5 claims from Globex Mining Enterprises Inc. that cover a total area of 2.07 km2 (207 hectares), which lie adjacent to the eastern boundary of the Wasamac property. Richmont plans to drill this property to verify the potential presence of mineralized zones similar to those on Wasamac.

  Qualified Persons
  The PEA was prepared by qualified persons as defined by Regulation 43-101, and will be filed on SEDAR (www.sedar.com) within 45 days following this press release. Main contributors to the report include:

TABLE 6: PEA CONTRIBUTORS
Area of Responsibility	Contributing Company	Qualified Person
Wasamac Resource Estimate	Richmont	Daniel Adam, Geo. Ph. D.
Mining, Economics and PEA Report	RPA	Jacques Gauthier, P. Eng.
Milling Process	BBA	Colin Hardie, P. Eng.
Mine Surface and U/G Infrastructures	GENIVAR	Stéphane Lance, P. Eng.

  Company Announcement
  Mr. Sidney Horn, currently the Corporation’s Corporate Secretary, was named as a Director of Richmont Mines at a Board meeting held on March 26, 2012. Mr. Horn replaces Mr. Jean-Pierre Ouellet, who has recently resigned from Richmont’s Board of Directors. The Corporation would like to thank Mr. Ouellet for his contribution to Richmont over the last two years.

RICHMONT ANNOUNCES RESULTS FROM A PRELIMINARY ECONOMIC ASSESSMENT FOR WASAMAC AND APPROVES $15 MILLION
ADVANCED EXPLORATION BUDGET
March 28, 2012
Page 7 of 7

  About Richmont Mines Inc.
  Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to an annual rate of approximately 100,000 ounces of gold. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

  Forward-Looking Statements
  This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

  The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

  Cautionary Note to U.S. Investors Concerning Resource Estimates
  Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

  U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

  Regulation 43-101
  The resource estimate of the Wasamac property is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

  The content of this press release was reviewed by Mr. Rosaire Émond, P. Eng., Manager, Wasamac Project and an employee of Richmont Mines Inc., Mr. Jacques Gauthier, P. Eng., from RPA, Mr. Colin Hardie, P. Eng., from BBA, and Mr. Stéphane Lance, P. Eng., from GENIVAR.

  For more information, please contact:

  Investor Relations:
  Jennifer Aitken
  RICHMONT MINES INC.
  Phone: 514 397-1410
  E-mail: jaitken@richmont-mines.com

  Ticker symbol: RIC
  Listings: TSX – NYSE Amex
  Web Site: www.richmont-mines.com
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